July 10, 2002

Mr. Jack Wagenti

Chief Financial Officer

American International Ventures, Inc.

260 Garibaldi Avenue

Lodi, NJ  07644-3706

Dear Jack,

Please accept my resignation as Director of American International Ventures, Inc. effective today.

Sincerely,

Dale B. Truesdell